UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated August 29, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye", "the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MARKET RELEASE

Trading statement for the six months ended 30 June 2017

Westonaria, 29 August 2017: Further to the trading statement released on 17 August 2017, shareholders are advised that Sibanye (JSE Ticker: SGL, NYSE Ticker: SBGL) expects to report an attributable loss of R4,804 million for the six months ended 30 June 2017. Profit attributable to shareholders for the six months ended 30 June 2016 was R333 million.

An expected loss of 324 cents per share and headline loss of 147 cents per share for the six months ended 30 June 2017 compares with earnings per share (EPS) and headline earnings per share (HEPS) for the six months ended 30 June 2016 of 24 cents and 79 cents, respectively. This represents a 1450% decrease in EPS and a 286% decrease in HEPS.

A normalised loss of R1,002 million is expected for the six months ended 30 June 2017, compared with normalised earnings of R2,152 million for the six months ended 30 June 2016.

The financial information on which the trading statement has been based, has not been reviewed or reported on by the Company's auditors.

Sibanye will be releasing its operating and financial results for the six months ended 30 June 2017 on SENS at 08:00 (CAT) on Wednesday, 30 August 2017. The 10:00 (CAT) results presentation will be preceded by an event at the JSE (starting at 08:00 for 08:30 (CAT)), to mark the incorporation of the Stillwater Operations into the Sibanye Group. For more information, please refer to www.sibanyegold.co.za.

Contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Savannah Danson* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)

may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: August 29, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer